Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dorman Products, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-52946, 33-56492, 333-157150 and 333-160979) on Form S-8 of Dorman Products, Inc. and subsidiaries of our reports dated March 5, 2010, with respect to the consolidated balance sheets of Dorman Products, Inc. as of December 26, 2009 and December 27, 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 26, 2009, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 26, 2009, which reports appear in the December 26, 2009 annual report on Form 10-K of Dorman Products, Inc.

KPMG LLP

Philadelphia, Pennsylvania
March 5, 2010